Exhibit 99.1

City of Buenos Aires, August 8th, 2018

To:

Comisión Nacional de Valores

25 de Mayo 175, 3rd. Floor

City of Buenos Aires

Republic of Argentina

Bolsas y Mercados Argentinos S.A.

Sarmiento 299

City of Buenos Aires

Republic of Argentina

Mercado Abierto Electrónico S.A.

San Martin 344

City of Buenos Aires

Republic of Argentina

Re.:	Banco Macro S.A. Reports Relevant Event. Stock Repurchase

Dear Sirs,

In my capacity as attorney-in-fact of Banco Macro S.A. (the “Bank”), I hereby inform the Comisión Nacional de Valores (the “CNV”) that the Board of Directors of the Bank has decided to establish the terms and conditions for the repurchase of shares issued by the Bank, in accordance with Article 64 of Law No. 26,831 and the Rules of the CNV.

This decision has been adopted based on the current domestic and international macroeconomic context and the fluctuations in the capital market in general, which has materially impacted the price of domestic shares, including the quotation of the shares of the Bank. In addition, the Board of Directors has taken into consideration the financial strength of the Bank and its liquidity.

Therefore, and in line with Board of Directors’ commitment to the Bank and its shareholders, to help reduce the quotation fluctuations, minimizing any possible temporary imbalances between supply and demand within the market, and due to the excessive cost of capital resulting from the current quotation prices, the Board of Directors has decided to establish the following terms and conditions for the acquisition of shares issued by the Bank:

1.	Maximum amount of the investment: Up to Ps$. 5,000,000,000.
2.	Maximum number of shares to be acquired: Up to 5% of the Bank’s total capital stock, in compliance with applicable Argentine laws and regulations.
3.	Maximum payable price: Up to Ps$. 158.00 per share.
4.	Term for the acquisition: 30 calendar days, from the date following the publication date of the relevant information in the Bulletin of the Buenos Aires Stock Exchange, subject to any further renewal or extension, which shall be duly informed to the public in such Bulletin.

Sincerely yours,